Filed Pursuant to Rule 433

Registration No. 333-180488

Market-Linked Investments

Enhancing Returns, Managing Risk™

Merrill Lynch
Wealth Management®
Bank of America Corporation

Problem:

Investors increasingly say that they are looking for ways to protect their portfolios against market volatility and still keep their long-term investment objectives on track.

Solution:

Market-Linked Investments allow you to position your portfolio for volatile markets and provide diversification that might be difficult to achieve with traditional investments. Designed to meet specific objectives, they are debt securities that combine some of the features of traditional bonds with a return potential determined by the performance of another asset or assets. Some of the assets they may be linked to include market indices, individual stocks, commodities, foreign exchange and interest rates.

Benefits of Market-Linked Investments

FLEXIBILITY:
Market-Linked Investments can be used to implement a wide variety of market views.

SIMPLICITY:
Market-Linked Investments reduce financial, tax, legal and operational issues by combining strategies into a single packaged solution.

DIVERSIFICATION:
Market-Linked Investments provide access to a wide variety of asset classes, including some not readily available to individual investors. ENHANCED RISK/RETURN PROFILES:
Market-Linked Investments may provide full or partial market downside protection and/or enhanced return potential.

Balancing Risk and Reward

More and more investors these days are looking for ways to access market opportunities while managing their risks. Market-Linked Investments may provide a solution. Offered by Merrill Lynch and issued by Bank of America (Merrill Lynch’s parent company) and other corporations, these debt securities enable investors to implement market views and balance their risk and return profiles in ways that may not be feasible with traditional stocks, bonds and managed funds.

What Are Market-Linked Investments?

In simplest terms, they’re debt securities, or bonds, that have a return that is linked to the performance of another asset or assets. Like other corporate bonds, Market-Linked Investments are issued for fixed terms, such as one to five years, and remain subject to issuer credit risk. Except instead of paying you a traditional interest coupon, Market-Linked Investments provide you with exposure to the performance of a market index, an individual stock, commodities, foreign exchange or interest rates. Market-Linked Investments can be purchased in a new issue offering or in the secondary market.

Four Ways to Meet Your Needs

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer and member SIPC, and other subsidiaries of Bank of America Corporation.

Investment products:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

© 2012 Bank of America Corporation. All rights reserved.

MARKET DOWNSIDE PROTECTION	BEST FOR: Investors interested in growth- or income- oriented market exposure with capital preservation

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed-income securities.

It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

ENHANCED INCOME	BEST FOR: Yield-oriented investors seeking higher returns

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities.

Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

MARKET ACCESS	BEST FOR: Gaining exposure to less-readily available market sectors, asset classes and/or strategies

Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments.

Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

ENHANCED RETURN	BEST FOR: Investors interested in optimizing exposure to a given market or markets

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than-market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential.

As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

BEFORE INVESTING

Get all the facts

Market-Linked Investments may not be suitable for all investors. Since Market-Linked Investments have varying payout characteristics, risks and rewards, you need to understand the characteristics of each specific investment, as well as those of the linked asset. It’s important that you carefully read the related disclosure document, which contains detailed explanation of the terms, risks, tax treatment and other relevant information. It’s also recommended that you consult your accounting, legal or tax advisors.

Risks of Market-Linked Investments

This section summarizes general risks associated with investing in Market-Linked Investments, but is not intended to be complete or comprehensive. Risk factors and information on fees charged and conflicts of interest are detailed in the specific offering documents:

•

Loss of principal. Your return on a Market-Linked Investment depends on the performance of the underlying market measure. If the underlying market measure does not perform well, you could experience lower returns than you anticipated and lose some or all of your principal investment.

•

Credit risk. Any payments due on Market-Linked Investments, including market downside protected Market-Linked Investments, are subject to the credit risk of the applicable issuer. If the applicable issuer is unable to make payments on its obligations, you may lose all or substantially all of your investment, even if the underlying market measure performs well.

•	Potentially lower returns than traditional debt securities. Your investment return, if any, may be less than the return of a traditional debt security of the same issuer with a comparable maturity.

•

Secondary market risks. You may not be able to sell your Market-Linked Investment on the secondary market before its maturity date. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid due to, among other things, the inclusion of fees charged for developing, hedging and distributing the Market-Linked Investment and various credit, market and economic factors.

•

Specific risks of underlying asset. There are specific risks associated with the applicable market measure (i.e., commodity, equity, currency, interest rate risks). You should be familiar with these risks before investing.

•

Uncertain tax consequences. The tax treatment for Market- Linked Investments will depend upon a variety of factors, including the structure of the specific investment, and can be uncertain. You should consult with your own tax advisor before investing.

•

Fees charged and conflicts of interest. Merrill Lynch receives an underwriting discount for distributing Market-Linked Investments and may earn a profit from the hedging related transactions associated with the Market-Linked Investments. The underwriting discount and the hedging-related charge reduce the economic terms of the Market-Linked Investments. Merrill Lynch may engage in trading and hedging activities for its own account, which may result in profits or losses to Merrill Lynch. Additionally, if the issuer of the Market-Linked Investment is our parent company, it will receive the net proceeds from the offerings.

What to Consider Before Investing in Market-Linked Investments

Market-Linked Investments may not be suitable for all investors. Your decision to invest in Market-Linked Investments should be made after you have considered the risks of a particular Market-Linked Investment, including its market risk, credit risk and risks of the market measure, in light of your:

•	View of the potential performance of the underlying asset

•	Investment time horizon

•	Liquidity needs

•	Financial and tax situation

•	Overall risk tolerance

•	Investment objectives

•	Portfolio diversification

•	Overall asset allocation strategy

Market-Linked Investments are sold only through the applicable offering documents, which contain details of the specific offering. You should read the offering documents before making a decision to invest.

Your decision to purchase a Market-Linked Investment should be made only after carefully considering the risks of that investment with your advisors in light of your particular circumstances. They are not an appropriate investment for you if you are not knowledgeable about significant elements of Market-Linked Investments or financial matters in general.

If you are no longer interested in purchasing a Market-Linked Investment, please contact your Merrill Lynch Financial Advisor.

Prior to selling any particular Market-Linked Investment, the issuer will have filed a registration statement, including a prospectus, with the Securities and Exchange Commission (SEC) containing more complete information about the potential offerings described in this Investor Education Guide. Before investing, you should carefully read the relevant prospectus and the other documents filed by the issuer with the SEC. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or Merrill Lynch will arrange to have the documents sent to you by calling Merrill Lynch toll-free at 1-866-500-5408.

ARJ5M2W0 329005PM-0612